EXHIBIT 18


                    UNION PACIFIC ANNOUNCES BOARD APPROVAL
                              OF CNW ACQUISITION

          Bethlehem, PA, March 16, 1995 -- Union Pacific
          Corporation (NYSE: UNP) announced today that its Board of Directors has approved the previously announced acquisition of Chicago and North Western Transportation
          Company (NYSE: CNW) at a price of $35 per share in cash.

          Union Pacific said that it understands that CNW's Board of Directors will be meeting later today to consider approval of the transaction.